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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                      OLYMPIC CASCADE FINANCIAL CORPORATION
                      -------------------------------------
                                (Name of Issuer)


                               Gary Aron Rosenberg
                      ------------------------------------
                      (Name of person(s) filing Statement)


                    Common Shares, $0.02 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    637605205
                                 --------------
                                 (CUSIP Number)



                                  June 17, 1997
             -------------------------------------------------------
             (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1 (b) (3) or (4), check the following: [ ]

      Check the following box if a fee is being paid with this statement: [X]


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CUSIP NO.  637605205

(1)     Names of Reporting Persons                           Gary Aron Rosenberg
        S.S. or I.R.S. Identification                                ###-##-####
        Nos. of Above Persons                                1
(2)     Check the appropriate Box                            (a)
        if a Member of a Group                               (b)

(3)     SEC Use Only

(4)     Source of Funds                                      OO

(5)     Check if Disclosure of Legal
        Proceedings is Required Pursuant
        to Items 2(d) or 2(e)

(6)     Citizenship or Place of
        Organization                                         United States


Number of Shares             (7)    Sole Voting Power
Beneficially Owned by                                                   0
                                                                 --------
Each Reporting               (8)    Shared Voting
Person With                                                             0
                                                                 --------
                             (9)    Sole Dispositive
                                                                        0
                                                                 --------
                             (10)   Shared Dispositive
                                    Power                               0
                                                                 --------

(11)    Aggregate Amount Beneficially
        Owned by Each Reporting Person                            122,194
                                                                 --------

(12)    Check if the Aggregate Amount
        in Row (11) Excludes Certain Shares

(13)    Percent of Class Represented
        by Amount in Row 11                                          7.5%
                                                                 --------

(14)    Type of Reporting Person                                 IN


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                                  SCHEDULE 13D


Item 1. Security and Issuer.

        Name of Issuer:     Olympic Cascade Financial Corporation ("Olympic")

        Address of Issuer's Principal Executive Offices:

                            1001 Fourth Avenue, Suite 2200
                            Seattle, Washington 98154

        Security:           Common Shares, $0.02 par value per share ("Shares").

Item 2. Identity and Background.

        (a)    Name of person filing:    Gary Aron Rosenberg ("Rosenberg")

        (b)    Residence Address:        1427 North State Parkway
                                         Chicago, IL  60610

        (c)    Present principal occupation and address:

                                         Director
                                         Olympic Cascade Financial Corporation
                                         1001 Fourth Avenue
                                         Suite 2200
                                         Seattle, Washington 98154

        (d) During the last five years, Rosenberg has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, Rosenberg has not been subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

        (f) Citizenship: Rosenberg is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

        Rosenberg was granted options to purchase 50,000 Shares on 2/6/97, options to purchase 25,000 Shares on 6/17/97, and options to purchase 35,000 Shares on 11/11/97 through Olympic's stock option plans.


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Item 4. Purpose of the Transaction.

        Rosenberg was granted the options to purchase Shares through Olympic's stock option plans.

        Except as otherwise disclosed herein, Rosenberg, in his capacity as a beneficial owner of the options to purchase Shares is not formally considering any plans or proposals which relate to or would result in any of the following:
(a) the acquisition by any person of additional securities of Olympic, or the disposition of securities of Olympic; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving Olympic or any of its subsidiaries; (c) a sale or transfer of any material amount of assets of Olympic or any of its subsidiaries; (d) any change in Olympic's Board of Directors or management; (e) any material change in the present capitalization or dividend policy of Olympic; (f) any material change in Olympic's business, corporate structure, charter or bylaws; (g) any change which would impede the acquisition of control of Olympic by any person; (h) causing any class of securities of Olympic to be delisted; (I) Olympic common stock to be eligible to be deregistered under the Securities Exchange Act of 1934; or (j) any actions similar to those enumerate above.

Item 5. Interest in Securities of the Issuer.

        (a) Following the grants referenced above and adjustments for the 5% stock dividends distributed to Shareholders in May, September and December 1997, as of the date hereof, Rosenberg directly owns options to purchase 122,194 Shares, representing in the aggregate approximately 7.5% of the total outstanding Shares of Olympic if exercised. Rosenberg is deemed to own Shares by virtue of options to purchase (i) 57,881 Shares at an exercise price of $7.11 per Share; (ii) 27,563 Shares at an exercise price of $5.44 per Share; and (iii) 36,750 Shares at an exercise price of $5.36 per Share. The above percentage ownership calculation assumes 1,638,669 Shares of Olympic are issued and outstanding, and assumes exercise of Rosenberg's options. (b) Until Rosenberg exercises his options, he does not possess the sole power to vote or to direct the vote, the shared power to vote or to direct the vote, the sole power to dispose or to direct the disposition, or the shared power to dispose or to direct the disposition of the underlying Shares represented by the options.

        (c)     Not applicable.

        (d)     Not applicable.

        (e)     Not applicable.


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Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to
        Securities of the Issuer.

                Not applicable.

Item 7. Material to be Filed as Exhibits.

                None.


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            /s/ GARY ARON ROSENBERG
                                            -------------------------
                                            Gary Aron Rosenberg

                                            2/17/98
                                            --------------------------
                                            Date